FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, October 11, 2016 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA: VVAR3 and VVAR11] announce their sales performance in the 3rd quarter of 2016. All comparisons are with the same period in 2015, except where stated otherwise.

3Q16 Sales Performance

GPA posts net sales of R$ 15.1 billion, supported by:

 - Acceleration of the Food Businesses, which grew 14.0% in the quarter (vs. 9.8% in 1H16), driven by sharper growth at Extra and Assaí;

- Performance of same-store sales of the food categories in the Group reached 11.4% growth

 - Continuous recovery in Via Varejo, with same-store sales of 1.8%, above market performance (PMC)

Assaí:

o    Net sales of R$ 3.7 billion, a significant increase of 45.7%

o    Double-digit same-store sales growth compared to 1H16, driven by the strong double-digit growth in customer traffic

o    Share of Food segment sales increases to 37% (vs. 29% in 3Q15)

o    Inauguration of 3 stores in the quarter, 9 stores under construction, including 2 conversions of Extra Hiper

Multivarejo:

o    Extra Hiper and Super confirm sales recovery trend, underlining the assertiveness of the commercial actions launched in 2Q16:

    -     Accelerated growth of same-store sales in food categories, with growth above 6% (vs. approx. 1% in 1H16)

    -     Increase in volume with gain in market share at Extra Hiper in the last 5 measurements (April to August)

    -     Recovery of non-food categories, despite their continued negative performance, in line with the market

o    Pão de Açúcar maintained sales trend in relation to 1H16, sustaining the market share

 -     Banner birthday campaign in August presented the best growth in the year

 -     The “Mais” program continues to grow its share in sales and is now approx. 73% (vs 65% in 3Q15)

o    Proximity registered double-digit total growth, and same-store sales growth in line with inflation, with gains in market share

 -     Aliados Compre Bem format already has over 40 stores in operation and is expected to reach around 100 stores by the end of 2016

 -     Continued prioritization of higher-return formats with expansions and conversions to Minuto Pão de Açúcar

▪

Via Varejo:

o    Continued recovery in growth of same-store sales shows the capacity of Via Varejo to adapt to current market conditions

o    Solid share of mobile and financial services deserve special mention

o    Maintenance of share of total market at a level comparable to the highest historical records

Cnova Brazil:

o    Continuous expansion in marketplace as a share of GMV to 21.2% (+926 bps vs. 3Q15). Year to date, the expansion is 830 bps.

o    Traffic in the quarter was stable in relation to 3Q15 at 210.8 million visits

	Net Total Store Sales				Net 'Same-Store' Sales
		3Q16 x		1H16 x
		3Q15		1H15		3Q16	1H16
(R$ million)	3Q16	Δ	1H16	Δ	Consolidated (1)	1.9%	-1.7%
Consolidated (1)	15,094	4.4%	30,887	0.6%	Multivarejo + Assaí	8.9%	5.3%
Food Businesses	10,090	14.0%	19,623	9.8%	Via Varejo (3)	1.8%	-5.4%
Multivarejo (2)	6,354	1.1%	13,129	0.1%
Assaí	3,737	45.7%	6,495	36.6%
Non-Food Businesses (3)	5,057	-10.1%	11,295	-12.3%
Cnova (4)	944	-38.3%	2,253	-28.8%
Via Varejo (3)	4,113	0.4%	9,042	-6.9%

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners. Includes revenue from leasing of commercial centers; (3) Includes revenue from intercompany transactions. (4) Due to the ongoing corporate reorganization, as per the material fact notice dated Sept. 12, 2016, GPA will lose control of the activities of Cnova NV outside of Brazil. As a result, on Sept. 30, 2016, these activities will be treated as discontinued operations, with an adjustment to sales retroactively as from Jan. 1, 2015, as determined by IFRS 5 / CPC 31 – Non-current assets held for sale and discontinued operations.

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Sales Performance – Consolidated

✓  Consolidated net sales totaled R$ 15.1 billion, growing 4.4%, the highlight to sales recovery at Multivarejo, accelerated sales growth at Assaí and continued recovery at Via Varejo.

✓ Food segment (Multivarejo + Assaí) posted a remarkable 14.0% growth in total net sales, due to accelerated sales growth at Assaí (+45.7%) combined with the gradual recovery of sales at Multivarejo (+1.1%), as a result of improved performance by Extra. As a result, same store sales of food categories have achieved growth of 11.4%.

✓  Continued sales recovery at Via Varejo, with same-store sales growth of 1.8% and maintenance of the share of total market at a level comparable to the highest historical records, show its capacity to adapt to current market conditions.

✓  4 stores opened in the quarter (3 Assaí and 1 Casas Bahia), bringing the total store openings in the last 12 months to 40 stores. At present, 15 stores are under construction: 9 Assaí stores, including 2 conversions of Extra Hiper, 1 Pão de Açúcar and 5 Minuto Pão de Açúcar stores. Higher-return formats remain the Company’s priority, both for expansion and format conversions.

Food Segment (Multivarejo + Assaí)

✓  Net sales in the quarter grew 14.0%, the highest level since 3Q14, totaling R$10.1 billion. Total sales of food categories showed growth of 18.6%. This accelerated growth reflects sales recovery at Multivarejo, driven by the commercial actions implemented at Extra during the course of 2Q16, and the continued strong growth at Assaí. The opening of 36 stores in the last 12 months also helped drive sales growth in the period;

✓  Same-store sales in the food segment increased 8.9%, the best performance in the last three years, led by the growth in sales volume at Multivarejo and the strong sales performance by Assaí, whose double-digit growth was significantly above inflation. Same-store sales growth of food categories was 11.4% in the quarter.

✓  The better performance by Multivarejo reflects the initial results of the new commercial strategy implemented at Extra (Extra Super and Extra Hiper) during the course of 2Q16, which underlines the banner’s price competitive image through the following actions:

o    “1,2,3, Passos da Economia” (1,2,3 Savings Steps): progressive discounts, starting with 20% on the purchase of the first unit and increasing to 33% on the third unit, to meet all the food, home care and personal care needs.

o    “Hiper-feira” (Hyper-market): competitive daily prices for fruits and vegetables; and

o    “O Mais Barato” (The cheapest): lowest price for a selection of products that represent the basic everyday needs of consumers.

✓  The three initiatives mentioned above enabled the recovery of sales and volume in the food category at Extra, which recorded same-store sales growth of around 500 bps in this category (from approx. 1% in 1H16 to above 6% in 3Q16). The banner will continue to focus on initiatives to keep increasing sales volume. The non-food category at Extra recovered, though sales continue to be negative, in line with the market, reflecting the adverse macroeconomic scenario.

✓  The performance of Pão de Açúcar and Proximity stores (Minuto Pão de Açúcar and Minimercado Extra) remained stable in the quarter in relation to the first half of the year.

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✓  Assaí registered net sales of R$3.7 billion in the quarter, with sales growing 45.7%. This result reflects the strong double-digit growth in same-store sales, significantly higher than inflation, as well as the double-digit increase in customer traffic and organic expansion (12 new stores in the last 12 months). Another highlight is the continued growth in the share of the Food segment format, which already accounts for 37% of sales (vs. 29% in 3Q15).

Via Varejo

✓  Same-store sales growth of 1.8% and 0.4% in total sales, still impacted by store closures in 2H15 and 1Q16. This growth was driven by the performance of the technology category, especially telephones and televisions, besides washing machines, as well as an adequate and differentiated assortment of products at the stores, offering the sales team the tools required to increase the conversion rate. Financial services also contributed positively to the maintenance of their participation in sales.

✓  Via Varejo remains focused on improving its sales performance. This quarter, it found a better balance between sales growth and the gain in market share and profitability, despite a challenging macroeconomic scenario and a still sluggish electronics and home appliances market.

✓  According to the Monthly Retail Survey (PMC) published by the IBGE, the furniture and electronics/home appliances market in July contracted by 6.8% compared to July 2015, which, given the positive growth in net sales in 3Q16, suggests that Via Varejo continues to gain structural market share in both the specialty and total markets, despite the strategy adopted in 3Q16 to improve margins.

✓  Via Varejo will continue to focus on increasing the operational efficiency of its stores, the business integration between retail brick and mortar stores and e-commerce stores, capturing the synergies announced, continuously improving the level of service offered to customers in both channels and on monitoring the cost and expense structure in order to optimize results and profitability in 2016 and the coming years.

Cnova Brazil

Due to the ongoing corporate reorganization, as per the material fact notice dated Sept. 12, 2016, GPA will lose control of the activities of Cnova NV outside of Brazil. As a result, on Sept. 30, 2016, these activities will be treated as discontinued operations, with an adjustment to sales retroactively as from Jan. 1, 2015, as determined by IFRS 5 / CPC 31 – Non-current assets held for sale and discontinued operations.

✓  GMV in 3Q16 amounted to R$1.5 billion, down 24.2% from 3Q15. In addition to the macroeconomic conditions that had a severe impact on the consumer market, this contraction is also explained by the sales dynamics adopted by Cnova Brazil during the quarter. Compared to 2Q16 and in line with the strategy adopted by Via Varejo, Cnova Brasil adopted the approach of better balancing its GMV, market share and profitability.

✓  Marketplace as a share of GMV reached 21.2% in 3Q16 (+926 bps vs. 3Q15).

✓  Traffic was stable year over year at 210.8 million visits in 3Q16, of which 45.7% originated from mobile devices, compared to 32.4% in 3Q15.

✓  Cnova Brazil adopted a total focus on improving customer service during the quarter, as shown by the reduction to near zero in the cart abandonment rate and by the 39.6% drop in the customer contact rate (% of customers who contacted the call center).

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Investor Relations Contacts
GPA Tel.: +55 11 3886 0421 Fax: +55 11 3884 2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: +55 11 4225 6155 Fax: +55 11 4225 9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: +31 20 795 06 71 investor@cnova.com www.cnova.com

The information herein is preliminary, unaudited and subject to review. The information was determined based on consolidated figures and denominated in Brazilian reais, in accordance with Brazilian Corporation Law. Change and growth variations are in comparison with the same period of the previous year, except where stated otherwise.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and not closed for 7 or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; Via Varejo, with its brick and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings; and the e-commerce segment Cnova, which comprises the operations of Cnova Brazil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, in Brazil’s general economic performance, in the industry and in international markets, and therefore are subject to change.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 11, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.